Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 13, 2013

ALAMOS GOLD INC. Update on Aurizon Offer March 12, 2013

Forward-Looking Statements and Disclaimer Forward-Looking Statements Certain statements contained in this presentation are forward-looking statements, including within the meaning of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. All statements other than statements of historical fact included herein, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos Gold Inc. (“Alamos”), are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include risks related to the offer, fluctuations in the value of the consideration; integration issues; the effect of the offer on the market price of Alamos common shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of the Aurizon Mines Ltd. (“Aurizon”) common shares; risks associated with Aurizon becoming a majority-owned subsidiary of Alamos; differences in Aurizon common shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos common shares on the New York Stock Exchange; and the effect of the offer on non-Canadian holders of Aurizon common shares, and risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors Related to the Offer” that is included in Alamos’ take-over bid circular dated January 14, 2013 and in the section entitled “Risk Factors” that is included in Alamos’ annual information form dated March 29, 2012. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Disclaimers This presentation is presented in conjunction with Alamos’ Registration Statement on Form F-10 (the “Registration Statement”) and Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) as filed with the United States Securities and Exchange Commission (the “SEC”). The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. You should only rely on the information contained in the offer and circular (the “Offer and Circular”) in each of the Registration Statement and the Tender Offer Statement. The information included in this presentation is only a summary and you should read the entire Offer and Circular carefully. The Registration Statement and the Tender Offer Statement are available on the SEC’s website at www.sec.gov. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon. Each of Alamos and Aurizon prepare its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos and Aurizon may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of each of Alamos and Aurizon, which have been filed with the SEC and the securities commissions or similar authorities in Canada). All figures in US$ unless otherwise indicated. 2 ALAMOS GOLD INC.

Stop Impeding the Alamos Offer Aurizon Board approved a clearly inappropriate break fee to prevent shareholders from benefitting from the Alamos Offer Low probability of Hecla transaction succeeding given Aurizon Board knew that it would be incredibly difficult to obtain 66 2/3% of the vote given Alamos’ share position and support of large Aurizon shareholders plus the expected voter turnout C$27 MM break fee in place strictly to make the cost to proceed with the Alamos Offer prohibitive Aurizon Board has enacted a second poison pill to prevent Aurizon shareholders from exercising their rights to accept the Alamos Offer Alamos has made an application to the BCSC to prevent the break fee from impacting the Alamos Offer and for the second poison pill to be cease traded BCSC meeting to be held on March 15th All competent market participants recognize Hecla has an inferior share currency established after years of poor performance ALAMOS GOLD INC. 3

Operating Track Record $2.00 $2.00 $1.80 $1.50 5-Year Average Operating Cash Flow per Share (US$) 5-Year Average Free Cash Flow per Share (US$)1 $1.00 $1.20 $0.95 $0.35 $1.00 $0.50 $0.80 $0.00 $0.60 $0.36 $0.40 ($0.50) $ 0. 40 $0.20 $1.40 ($ $1 0..00) 35 ($0.79) $0.00 $1.20 Alamos Hecla Alamos Hecla $ 0. 30 5-Year Average Earnings per Share (US$) 2-Year Average Dividend per Share (US$)2 $0.80 $ 0. 20 $0.16 $0.57 $0.60 $ 0. 15 $0.40 $ 0. 10 $0.04 $0.20 $0.07 $ 0. 05 $0.00 $ 0. 00 Alamos Hecla Alamos Hecla Alamos has a superior operating track record on every key metric for the last 5 years Source: Bloomberg and Company disclosure. Note: Per share metrics based on weighted average diluted shares outstanding. 1Free cash flow equals to the difference between operating and investing cash flow. 22-year average shown given that Hecla has only paid a dividend to its common shareholders for the last 2 years. ALAMOS GOLD INC. 4

Relative Performance 5-Year Relative Performance 350% 300% 250% 200% 163% 150% 100% 50% 0% (50%) (54%) (100%) Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Alamos Hecla Alamos has significantly outperformed Hecla given the superior operating track record Source: Bloomberg. Note: Relative performance since January 1, 2008 to March 11, 2013. 5 ALAMOS GOLD INC.

Growth vs. Share Dilution Share Issuance Since 2008 Production Growth Since 2008 Meaningful growth by Massive dilution for Alamos; negative growth Hecla by Hecla 135% 32% 28% (27%) Alamos Share Dilution Hecla Share Dilution Alamos Gold Production Hecla Silver Production Growth Growth Given Hecla’s poor operating record, massive dilution and negative growth - it’s not a surprise their share price has performed so poorly Source: Company disclosure. Note: Share dilution calculated as number of shares issued since Jan 2008. ALAMOS GOLD INC. 6

Side-by-Side Comparison Pro Forma Alamos Pro Forma Hecla Market Capitalization (US$ Bn) $2.2 $1.6 AGI Better $273 ($181) 4 AGI has net cash Net Cash / (Debt) (US$ MM) 2013 Capex (US$ MM) 1 $210 $252 AGI has less capex 2013 Au Production (k oz) 324 176 2013 Cash Costs (US$/oz) $599 n/a AGI is gold Gold as a % of In-Situ Resources 2 3 97% 37% Hedging Unhedged US$450 MM of gold hedging AGI has no hedging Deal Risk None 3+ months of deal risk AGI has no deal risk Alamos better on every metric Source: Bloomberg, Company disclosure and analyst estimates. Note: Assumes full pro-ration for both offers. 1 Based on management guidance. 2 LT price assumptions (US$): Au-$1,350/oz; Ag-$25/oz; Zn-$0.98/lb; Pb-$0.90/lb. 3 Excludes Aurizon’s JV assets. 4 Includes US$70.5 MM in remaining payments owned under the Coeur d’Alene Basin environmental litigation. ALAMOS GOLD INC. 7

Hecla's M&A Track Record

- Acquired 70% of Greens Creek in early 2008 for US$750 MM
  - Consideration comprised of US$700 MM in cash and US$50 MM in Hecla stock
- Hecla share price of ~US$10 at time of announcement
- To finance the cash component, Hecla took on US$400 MM in debt ultimately over leveraging themselves
- Forced to re-negotiate the terms of its debt facilities on several occasions, Hecla undertook several rounds of dilutive equity financings to raise US$328 MM at an average price of ~US$3.32/share
  - September 2008: US$172 MM at US$5.00/share
  - December 2008: US$21 MM at US$2.05/share
  - February 2009: US$75 MM at US$2.05/unit
  - June 2009: US$60 MM at US$3.45/unit
- Hecla share price responded appropriately to the poor track record

Hecla Share Price Performance



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Share Price (US$)
Jan-08
Jul-08
Jan-09
Announcement of Greens Creek Acquisition
Equity financings

Hecla hoping for a repeat performance?

Alamos Gold Inc.

Source: Bloomberg and Company disclosure.

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